EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Magal Security Systems Reports
First Quarter 2013 Financial Results

YAHUD, ISRAEL, May 29, 2013 -- Magal S3 Ltd. (NASDAQ GMS: MAGS) today announced its financial results for the three month period ended March 31, 2013. Management will hold an investors’ conference call later today, at 10 a.m. Eastern Time and 5 p.m. Israel time, to discuss the results.

FIRST QUARTER 2013 RESULTS SUMMARY

Revenues for the first quarter of 2013 decreased 13.5% to $13.5 million. This is compared with $15.6 million in revenues for the first quarter of 2012, which was an exceptional and good quarter.  During the second half of 2011 and the first quarter of 2012, the Company delivered an exceptionally large and short-turnaround project in Africa, causing a significant jump in revenue and margins in that period.

Gross profit in the quarter was $5.0 million, or 36.8% of revenues, a decrease of 23.3% compared to gross profit of $6.5 million, or 41.5% of revenues in the first quarter of 2012. The higher gross profit in the first quarter of 2012 was, in part, due to the above-mentioned short-term project in Africa. The variance in the gross margin between the quarters also reflects changes between products and projects in the revenue mix.

Operating loss in the quarter was $890 thousand, compared to an operating profit of $135 thousand in the first quarter of 2012.

Financial expenses in the quarter amounted to $153 thousand compared to financial expenses of $220 thousand in the first quarter of 2012.

Net loss in the quarter was $1.1 million or $0.07 per share, compared with net income of $46 thousand, or $0.00 per share, in the first quarter of 2012.

Cash and short term deposits net of current bank debt, as of March 31, 2013, were $36.1 million, or $2.23 per share, compared with cash and short term deposits net of current bank debt of $41.0 million, or $2.55 per share, on December 31, 2012.

MANAGEMENT COMMENT

Commenting on the results, Mr. Eitan Livneh, President and CEO of Magal, said, “2013 will be a year of investment for Magal. In 2013, we intend to take advantage of our very strong level of cash in order to build for our future. We are bolstering our presence in the emerging markets of India, Brazil and Russia and we are already beginning to reap some of the rewards of these efforts. Additionally, in 2013 we intend to invest strongly in our cyber security offerings and continue our efforts to integrate WebSilicon with our existing offerings. We see cyber security as a key component of our long-term future as a leader in site security - both in the physical and logical realms.”

Continued Mr. Livneh, “In terms of the financial results of the first quarter which is seasonally our weakest quarter, excluding last year’s substantial revenues from the Africa World cup, our core business grew compared with last year. However, we did experience some delays in obtaining projects in Mexico and Europe, but we do expect to receive those orders later in the year. Overall, Magal remains in a strong position in all its current markets, while expanding its presence into new markets. I remain very excited as to our future potential.”

INVESTORS’ CONFERENCE CALL INFORMATION

The Company will host a conference call later today, May 29, 2013, at 10 a.m. Eastern Time and 5 p.m. Israel time.

To participate, please call one of the following teleconferencing numbers:

US: 1 888 668 9141 ; Israel: 03 918 0610 ; UK: 0 800 917 5108 ; Intl.: +972 3 918 0610

Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

A replay of the call will be available from the day after the call for three months. The link to the replay will be accessible from Magal’s website at: www.magal-s3.com.

ABOUT MAGAL S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world’s most demanding locations.

Magal S3 offers holistic and integrated solutions for critical sites, managed by Fortis4G – our 4th generation cutting edge Physical Security Information Management system (PSIM). The solutions leverage our broadest portfolio of unique homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and holistic Cyber Security solutions.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

FOR MORE INFORMATION:
Magal S3 Ltd. Eitan Livneh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	CCG Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 E-mail: magal@ccgisrael.com

** Financial Tables to Follow **

MAGAL S3 LTD.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three months Ended March 31,
	2013	2012	% change
Revenues	$13,454	$15,553	-13.5%
Cost of revenues	8,502	9,100	-6.6%

Gross profit	4,952	6,453	-23.3%
Operating expenses:
Research and development, net	969	1,032	-6.1%
Selling and marketing	3,213	3,783	-15.1%
General and administrative	1,660	1,503	10.4%
Total operating expenses	5,842	6,318	-7.5%

Operating income (loss)	(890)	135
Financial expense, net	(153)	(220)

Loss before income taxes	(1,043)	(85)

Income tax (expense)	(33)	131

Net income (loss)	$(1,076)	$46

Basic net earnings (loss) per share	$(0.07)	$0.00

Diluted net earnings (loss) per share	$(0.07)	$0.00

Weighted average number of shares used in computing basic net earnings per share	16,147,522	15,822,704

Weighted average number of shares used in computing diluted net earnings per share	16,147,522	15,883,086

	Three months ended March 31,
	2013%	2012%

Gross margin	36.8	41.5
Research and development, net as a % of revenues	7.2	6.6
Selling and marketing as a % of revenues	23.9	24.3
General and administrative as a % of revenues	12.3	9.7
Operating margin	NA	0.9
Net margin	NA	0

MAGAL S3 LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)
	March 31,	December 31,
	2013	2012
CURRENT ASSETS:
Cash and cash equivalents	$31,915	$39,463
Short-term bank deposit	9,345	4,468
Restricted deposit	306	2,460
Trade receivables, net	18,589	17,920
Unbilled accounts receivable	1,828	2,394
Other accounts receivable and prepaid expenses	1,901	2,671
Inventories	8,078	8,535
Deferred income taxes	601	502
Total current assets	$72,563	78,413

LONG TERM INVESTMENTS AND RECEIVABLES:
Long-term trade receivables	968	1,048
Long-term deposits and restricted bank deposits	49	48
Severance pay fund	2,644	2,220
Total long-term investments and receivables	3,661	3,316

PROPERTY AND EQUIPMENT, NET	7,363	7,122

GOODWILL AND OTHER INTANGIBLE ASSETS, NET	6,410	2,185

TOTAL ASSETS	$89,997	$91,036

CURRENT LIABILITIES:
Short-term bank credit	$5,483	$5,358
Current maturities of long-term bank debt	31	33
Trade payables	4,948	6,725
Customer advances	5,627	6,895
Other accounts payable and accrued expenses	10,136	10,200
Total current liabilities	26,225	29,211

LONG-TERM LIABILITIES:
Long-term bank debt	1	6
Deferred income taxes	357	210
Accrued severance pay	3,995	3,283
Total long-term liabilities	4,353	3,499

SHAREHOLDERS' EQUITY
Ordinary shares of NIS 1 par value - Authorized: 39,748,000 shares at
March 31, 2013 and December 31, 2012;
Issued and outstanding: 16,147,522 shares at March 31, 2013
and 16,098,022 shares at December 31, 2012	4,894	4,887
Additional paid-in capital	67,833	66,183
Accumulated other comprehensive income	4,547	4,749
Foreign currency translation adjustments (Company's stand alone
financial statements)	2,938	2,224
Accumulated deficit	(20,793)	(19,717)
TOTAL SHAREHOLDERS' EQUITY	59,419	58,326

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$89,997	$91,036